Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Sep 30, 2011
(in € m.)
Debt (1), (2):
Long-term debt	159,188
Trust preferred securities	12,115
Long-term debt at fair value through profit or loss	13,883

Total debt	185,186

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,627
Retained earnings	29,619
Common shares in treasury, at cost	(1,036)
Equity classified as obligation to purchase common shares	—
Accumulated other comprehensive income, net of tax	(2,706)
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(442)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(285)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	7
Foreign currency translation, net of tax	(2,001)
Unrealized net gains from equity method investments	15

Total shareholders’ equity	51,884

Noncontrolling interest	1,224

Total equity	53,108

Total capitalization	238,294

[1]	€1,655 million (1%) of our debt was guaranteed as of September 30, 2011. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€8,591 million (5%) of our debt was secured as of September 30, 2011.